MISSION WEST PROPERTIES, INC.
10050 Bandley Drive, Cupertino, CA 95014
Phone 408-725-0700 Fax 408-725-1626

July 25, 2011

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Mission West Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 001-34000

Dear Mr. Woody:

This letter sets forth responses of Mission West Properties, Inc. (the “Company”) to your comments relating to the Company’s Annual Report on Form 10-K for year 2010 filed March 16, 2011, contained in your letter dated June 24, 2011. For your convenience, each of the staff’s comments in your letter is repeated in bold italicized text below and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Property Portfolio, page 15

1.
We note your disclosure on page 18 of average annual rental per square foot for your portfolio.  Please tell us the difference between your annual rental disclosure and the effective rent per square foot for the properties, which would reflect tenant concessions, abatements, or other adjustments.

The average annual rental per square foot for the property portfolio is determined by taking the total cash rent, excluding any tenant concessions, abatements or other adjustments, for the period and dividing it by the average occupied square feet in the period. The effective rent per square foot for the properties would reflect tenant concessions, abatements or other adjustments, if applicable. Tenant concessions, abatements, or other adjustments are rarely used.

Schedule of Lease Expirations, page 18

2.
We note that Microsoft Corporation and Apple, Inc. both account for over 10% of your total annual base rents for 2010. In future Exchange Act reports, please disclose the expiration date and renewal terms of your leases with those two tenants or tell us why such disclosure is not material.

We note the staff’s comment and advise the staff that future filings will include the requested disclosure.

3.
We note that leases comprising approximately 27% of your annualized based rent expire during 2011 and 2012. In future periodic reports, please expand your disclosure to discuss the potential impact of current market rents expected for renewals or new leases compared to leases that have expired during the current period and leases expected to expire in the next 12 months. Please also tell us how management assesses the portfolio for such lease turnover, and how space currently available for lease as of the most recent period end is factored into such assessment.

We note the staff’s comment and advise the staff that future filings will include the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.	Please tell us whether management views store net operating income as a key performance indicator. We may have further comment.

At this time, management does not view store net operating income as a key performance indicator because the Company has not acquired a lot of properties, especially within the last three years, to differentiate store net operating income.

5.
 In future Exchange Act reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, average tenant improvement costs, leasing commissions and tenant concessions. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases and market rents.

We note the staff’s comment and advise the staff that future filings will include the requested disclosure.

Results of Operations, page 28

Comparison of the year ended December 31, 2010 to the year ended December 31, 2009, page 28

6.	In future periodic filings, please note the number of properties that comprise the “Same Property” category.

We note the staff’s comment and advise the staff that future filings will include the requested disclosure.

Historical Cash Flows, page 38

7.
 From page 22, we note that your total dividend paid for 2010 of $0.60 per share was greater than your FFO of $0.53 per diluted common share and O.P. unit, as disclosed on page 24. To the extent that there is a material risk of a dividend reduction, in future Exchange Act reports, please provide appropriate disclosure in the risk factors and in the MD&A.

We note the staff’s comment and advise the staff that future filings will include the requested disclosure. Note that the risk factors under Item 1A of our annual report on Form 10-K under the captions “We may be unable to renew or re-lease available space” on page 8 and “An investment in our stock involves risks related to real estate investments that could harm our business and cause our stock price to fall” on page 11, as well as our discussion of liquidity under “Liquidity and Capital Resources” on pages 36 and 37 and under “Distribution Policy” on page 39.

Item 8. Financial Statements

Notes to Consolidated Financial Statements, page 50

2. Basis of Presentation and Summary of Significant Accounting Policies, page 50

Summary of Significant Accounting Policies, page 50

Real Estate Assets and Related Intangible Assets, page 50

8.
 Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below-market acquired in-place lease intangible liabilities and the period over which you amortize below-market lease intangibles.

To date we have never encountered any below-market leases in connection with our property acquisitions. The fair value of the below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates over the remaining term of the lease. The amounts recorded for below-market leases would be included in real estate related liabilities in the consolidated balance sheets and would be amortized on a straight-line basis as an increase of rental income over the remaining term of the leases plus the term of any below-market fixed rate renewal option periods for the below-market leases.

In connection with the foregoing responses to your comments, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Wayne Pham
Wayne Pham
Vice President of Finance